October 22, 2013

VIA EDGAR SUBMISSION

Daniel Duchovny, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Official Payments Holdings, Inc.

Schedule 14D-9 filed October 18, 2013

File No. 005-52757

Dear Mr. Duchovny:

This letter sets forth the response of Official Payments Holdings, Inc. (the “Company”) to the comment letter, dated October 21, 2013 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2013 (the “Schedule 14D-9”), as amended by Amendment No. 1 filed with the Commission on October 18, 2013.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board, Page 20

1.	Please disclose the substance of your response to prior comment 2.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Schedule 14D-9 in the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, filed by the Company with the Commission on October 22, 2013 (“Amendment No. 2”) related to William Blair’s fairness opinion.

Appraisal Rights, page 32

2.	We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and October 24, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure appearing in the “Appraisal Rights” section of the Schedule 14D-9 to indicate that for purposes of appraisal rights the Offer will be deemed to be consummated on the first business day occurring on or after the date on which Merger Sub shall have accepted the Shares for payment in the Offer, which is expected to occur on November 4, 2013, assuming that Merger Sub accepts the Shares immediately following the Expiration Time on midnight at the end of the day on November 1).

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